May 15, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler
Ms. Rose Zukin
Mr. Michael Reedich
Ms. Tabatha Akins
Ms. Mary Mast

Re:	Omeros Corporation
Amendment No. 2 to Registration Statement on Form S-1/A
Filed May 8, 2008
File No. 333-148572
Ladies and Gentlemen:
     On behalf of Omeros Corporation (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated May 21, 2008, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1/A (File No. 333-148572) filed with the Commission on May 8, 2008.
     The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 3.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Amendment No. 2. to Form S-1/A
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Critical Accounting Policies and Significant Judgments and Estimates, page 43
Stock-Based Compensation, page 44
Common Stock Fair Value, page 45
1.	We acknowledge your response to our prior Comment 4, please note that we may have additional comments related to the valuations used and discussed in the response when the price range for the offering becomes known.

The Company acknowledges the Staff’s comment.

Business
Central Nervous System Programs, page 76
Our Other CNS Programs, page 79
2.	We note your response to Comment 12 and reissue the comment in part. Please identify on page 79 the foreign markets in which you have 10 pending foreign patent applications related to your other CNS programs.

The Company supplementally advises the Staff that it has revised the disclosure throughout the Registration Statement to replace descriptions of the Company’s Other CNS programs with descriptions of the Company’s PDE7 program. The descriptions of the PDE7 program do not reference “foreign markets” similar to the prior descriptions of the Other CNS programs; however, the Company has disclosed on page 95 of the Registration Statement that it owns two pending U.S patent applications and a pending international PCT patent application related to its PDE7 program.
Manufacturing, page 80
3.	We note your response to Comment 13 and reissue the comment in part. Please expand your disclosure on page 81 to identify the specified events, the occurrence of which gives you the unilateral right to terminate your agreement with Hospira in whole or in part at any time prior to the end of its term. Provisions related to termination are material to an investor’s understanding of your contract with Hospira.

The Company has revised the disclosure on page 92 to describe the events that gives it the right to unilaterally terminate the agreement with Hospira; however, the Company has not disclosed those events for which it is seeking confidential treatment of in the related commercial supply agreement as the Company respectfully submits that such information is highly confidential, competitively sensitive and not necessary for the protection of investors.
Index to Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-12
Note 5 — Acquisition of nura, page F-23
4.	Please refer to your response to part (b) of our prior Comment 19. As the transaction was accounted for as an acquisition of assets, rather than as a business combination, it does not appear appropriate to base your analysis on the guidance provided in paragraphs 22 and 23 of SFAS 141. Please revise your analysis and your disclosure to discuss the consideration given to paragraphs 5 and 6 of SFAS 141 in assessing the initial measurement of the acquired assets.

In accordance with the Staff’s comment and a subsequent telephone call between the Staff and Company management, the Company has revised the disclosure on pages 56 and F-33 to discuss paragraphs 5 and 6 of SFAS 141. As disclosed in the Registration Statement, the Company believes that in valuing the acquired assets it was more appropriate to use the fair value of the consideration given rather than the fair value of the assets acquired because the fair value of the consideration given was more clearly evident and measurable.
*     *     *     *     *
Please direct your questions or comments regarding this letter or Amendment No. 3 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Craig E. Sherman
Craig E. Sherman, Esq.

Enclosures

cc (w/encl):	Gregory A. Demopulos, M.D.
Omeros Corporation

Mark J. Handfelt, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

James R. Tanenbaum, Esq.
Morrison & Foerster LLP